Leading Independent Proxy Advisory Firms Recommend EMX's
Shareholders Vote FOR the Arrangement Resolution with Elemental Altus

• The board of directors of EMX recommends that Securityholders vote FOR the Arrangement Resolution.

• Securityholders are strongly encouraged to cast their votes online or by telephone.

• Securityholders are reminded to submit their proxies before the proxy voting deadline on Friday, October 31, 2025 at 10:00 a.m. (Vancouver Time) (which deadline may be waived by EMX).

• For assistance in voting, please contact Laurel Hill Advisory Group by phone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (collect, international), or by email at assistance@laurelhill.com.

Vancouver, British Columbia, October 22, 2025 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that Institutional Shareholder Services Inc. ("ISS") and other similar advisory firms have each recommended that EMX shareholders ("Shareholders") vote FOR the special resolution (the "Arrangement Resolution") approving the proposed arrangement (the "Arrangement") with Elemental Altus Royalties Corp. ("Elemental Altus") and 1554829 B.C. Ltd. ("Acquireco"), pursuant to which Elemental Altus has agreed to, indirectly through an amalgamation of EMX with Acquireco, acquire all of the issued and outstanding common shares of EMX, at the upcoming Special Meeting of Shareholders and EMX optionholders ("Optionholders", and together with the Shareholders, the "Securityholders") to be held on Tuesday, November 4, 2025 at 10:00 a.m. (Vancouver Time) (the "Meeting").

ISS commented: "the proposed arrangement is strategically sound, and the combined company is well-positioned to realize benefits from scale, with additional potential upside through an improved capital markets profile. The offer reflects a premium over the unaffected share price, and the market's reaction to the transaction has been positive. Furthermore, existing shareholders will have the opportunity to participate in the future growth of the combined entity by receiving Elemental Altus shares."

David Cole, President and CEO of EMX, commented: "we are pleased with the positive recommendations from ISS and other leading proxy advisory firms. Their support reinforces our view that the proposed Arrangement with Elemental Altus represents a compelling opportunity for Shareholders. The combination is expected to create a stronger, more diversified royalty company with enhanced scale, financial strength, and long-term growth potential. We encourage all Securityholders to vote FOR the Arrangement Resolution in advance of the upcoming Meeting and join us in supporting this important step forward for EMX."

EMX Board Recommendation

The board of directors (subject to abstentions where legally required) of EMX recommends that Securityholders vote FOR the Arrangement Resolution.

Please visit EMX's website for complete details and links to all relevant documents ahead of the Meeting at https://emxroyalty.com/investors/special-meeting/.

Meeting Details

EMX will hold the Meeting on November 4, 2025, at 10:00 a.m. (Vancouver time) at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8. The Meeting can also be accessed via live webcast at meetnow.global/M2JX4WC. The record date for Securityholders entitled to notice of, and to attend and vote at, the Meeting is September 25, 2025. Only Securityholders who are present in person and entitled to vote at the Meeting are able to vote during the Meeting. Any Securityholder attending the Meeting via the live webcast will not be able to vote at the Meeting.

How to Vote

	Registered Securityholders	Non-Registered Shareholders
	EMX shares and/or EMX options held in own name and represented by a physical certificate or DRS.	EMX shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.

Securityholders are encouraged to vote their EMX shares and/or EMX options as soon as possible ahead of the proxy voting deadline on October 31, 2025 at 10:00 a.m. (Vancouver time) (which deadline may be waived by EMX).

To ensure your vote is received in a timely manner, Securityholders are strongly encouraged to cast their votes online or by telephone. Securityholders who require voting assistance may contact EMX's proxy solicitation agent, Laurel Hill Advisory Group, at the contact information below. Additionally, Laurel Hill Advisory Group will reach out to Securityholders to assist with voting and utilize Broadridge's QuickvoteTM offering to take votes directly over the phone from eligible beneficial Shareholders. Beneficial Shareholders who have not received their voting instruction form with their unique control number may contact their broker and request this number to vote online or contact Laurel Hill Advisory Group.

While the Canada Post strike is ongoing, registered Shareholders who wish to deposit their letters of transmittal, share certificates and other required documentation, as applicable, should use courier services or hand deliver such documentation to the depositary, Computershare Investor Services Inc., at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6.

Securityholder Questions

Securityholders who have any questions or require assistance with voting may contact Laurel Hill Advisory Group, EMX's proxy solicitation agent and Securityholder communications advisor:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184 (for Securityholders in North America)

International: +1 416-304-0211 (for Securityholders outside Canada and the US)

By Email: assistance@laurelhill.com

On Behalf of EMX

David Cole

CEO

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

About EMX

EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The EMX shares are listed on the NYSE American Exchange and TSX-V under the symbol "EMX". Please see www.EMXroyalty.com for more information.

Cautionary Note Regarding Forward-Looking Information

This press release may contain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, (collectively, "forward-looking statements") that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding the Meeting; the approval of the Arrangement by Securityholders; EMX and the combined company's plans and expectations with respect to the proposed Arrangement; and the anticipated impact of the Arrangement on the combined company's results of operations, financial position, growth opportunities and competitive position. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "targets," "schedules," "forecasts," "budget," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may," "could," "would," "should," "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the possibility that Securityholders may not approve the Arrangement; the risk that any other condition to closing may not be satisfied or waived; the risk that the closing of the Arrangement might be delayed or not occur at all; the risk that the Court does not issue a final order approving the Arrangement; the risk that either EMX or Elemental Altus may terminate the definitive arrangement agreement and either EMX or Elemental Altus is required to pay a termination fee to the other party; potential adverse reactions or changes to business or employee relationships of EMX or Elemental Altus, including those resulting from the announcement or completion of the Arrangement; the diversion of management time on Arrangement-related issues; the risk of tax consequences for Securityholders and Elemental Altus securityholders if the Arrangement does not qualify as a tax-deferred reorganization; the ultimate timing, outcome and results of integrating the operations of EMX and Elemental Altus; the effects of the business combination of EMX and Elemental Altus, including the combined company's future financial condition, results, operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance its activities in the manner expected; the inability to satisfy the listing requirements to be listed on a U.S. stock exchange; the possibility that EMX or Elemental Altus fail to comply with applicable laws prior to the Arrangement which could subject the combined company to penalties; the risk that EMX or Elemental Altus may not receive the required Court, stock exchange and regulatory approvals to effect the Arrangement; the risk of any litigation relating to the Arrangement; the fact that business disruption may be greater than expected following the public announcement or consummation of the Arrangement; the risk that the combined company does not result in a larger, well capitalized entity with a lower cost of capital which could prevent the combined company from pursuing further accretive royalty opportunities in the market; the absence of control over mining operations from which the Company will receive royalties or stream interests from; and risks related to those mining operations and royalty and stream interests, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the EMX risk factors listed in EMX's Management's Discussion and Analysis for the six months ended June 30, 2025 and its Annual Information Form dated March 12, 2025 filed under EMX's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

EMX's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from the Company in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.